SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Exide Technologies

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

302051206

(CUSIP Number)

Richard D. Holahan, Esq.

Assistant General Counsel

Soros Fund Management LLC

888 Seventh Avenue

33rd Floor

New York, New York 10106

(212) 262-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Thomas M. Cerabino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-(1)(f) or 240.13d-1(g), check the following box ☒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Appears on Page 7

SCHEDULE 13D

CUSIP No. 302051206	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,522,300 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,522,300 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO, IA

SCHEDULE 13D
CUSIP No. 302051206		Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) George Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,522,300 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,522,300 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

This Amendment No. 3 supplementally amends the statement on Schedule 13D previously filed on December 22, 2004 (as amended by Amendment No. 1 thereto previously filed on January 11, 2005 and Amendment No. 2 thereto previously filed on February 28, 2005, the “Schedule 13D,” and collectively with this Amendment No. 3, the “Statement”). The Statement relates to the Common Stock, par value $.01 per share (the “Shares”), of Exide Technologies, a Delaware corporation (the “Issuer”). The Statement is being filed on behalf of (1) Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), and (2) George Soros, a United States citizen. SFM LLC and Mr. Soros are sometimes collectively referred to herein as the “Reporting Persons.” Initially capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

The Reporting Persons filed a statement on Schedule 13G on November 26, 2004 to report the acquisition of Shares which are the subject of the Statement, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares, and filed the original Schedule 13D because, in connection with their ongoing evaluation of the investment in the Issuer and their options with respect to such investment, they decided to seek to meet with the board of directors and/or members of senior management of the Issuer to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following as the fifth and sixth paragraphs of such Item:

The Reporting Persons are encouraged by the recent initiatives of the Issuer’s Board of Directors with respect to corporate governance matters, including:

•	the selection of Gordon A. Ulsh as the Issuer’s new Chief Executive Officer;

•	the upcoming election of one of its nominees as a director of the Issuer and the appointment of such nominee to the Board’s Nominating and Corporate Governance Committee;

•	the proposed amendments to the Issuer’s certificate of incorporation and bylaws publicly announced by the Board of Directors on March 3, 2005, which would, among other things, (i) eliminate the classified board structure so that all directors will be up for election at the 2005 annual meeting (and each annual meeting thereafter), (ii) eliminate the prohibition on the Issuer’s stockholders calling special meetings and create a provision that would allow for such special meeting(s) upon the request of holders of 15% of the Issuer’s stock and (iii) eliminate the cap on the number of directors, although the Board of Directors would have the right to set the number of directors and fill vacancies on the Board under the Issuer’s by-laws; and

•	the Issuer’s publicly announced intention to review committee assignments and chairmanships (including Chairman of the Board) annually after each annual meeting.

In light of the announcement by the Issuer that the Board of Directors will select nominees for election to the Board of Directors at the 2005 annual meeting based on a recommendation from the Issuer’s Nominating and Corporate Governance Committee based on its consideration of, among others, the existing directors and any nominees proposed by the Issuer’s stockholders, the Reporting Persons will not vote against the slate of nominees proposed by the Board of Directors for such annual meeting if all nominees that the Reporting Persons propose to the Nominating and Corporate Governance Committee are nominated by the committee and by the Board for election at that meeting (or if the Reporting Persons do not propose any such nominees) and if the Board of Directors carries out each of these publicly announced proposals with respect to corporate governance matters.

Item 7.	Material to be Filed as Exhibits

Exhibit A:   Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22, 2004).

Exhibit B:   Power of Attorney, dated as of October 30, 2002, granted by Mr. George Soros in favor of Armando T. Belly, John F. Brown, Jodye Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros (incorporated by reference to the Schedule 13G filed by the Reporting Persons on November 26, 2004).

Exhibit C:   Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on May 6, 2004).

Exhibit D:   Letter dated January 11, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).

Exhibit E:   Letter dated February 28, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

Exhibit F:   Confidentiality Agreement executed on February 24, 2005 between SFM LLC and the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2005.

SOROS FUND MANAGEMENT LLC

By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
	Title:	Assistant General Counsel

GEORGE SOROS

By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
	Title:	Attorney-in-Fact

Exhibit Index

Exhibit		Page

Exhibit A	Joint Filing Agreement, dated December 22, 2004, among Soros Fund Management LLC and George Soros (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22, 2004).	N/A

Exhibit B	Power of Attorney, dated as of October 30, 2002, granted by Mr. George Soros in favor of Armando T. Belly, John F. Brown, Jodye Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros (incorporated by reference to the Schedule 13G filed by the Reporting Persons on November 26, 2004).	N/A

Exhibit C	Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on May 6, 2004).	N/A

Exhibit D	Letter dated January 11, 2005 from SFM LLC to Exide Technologies (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).	N/A

Exhibit E	Letter dated February 28, 2005 from SFM LLC to Exide Technologies (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).	N/A

Exhibit F	Confidentiality Agreement executed on February 24, 2005 between SFM LLC and the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).	N/A